Exhibit 99.5

March 14, 2025

HUTCHMED (China) Limited

Please be advised of the following Final Depositary's Notice of Extraordinary General Meeting of Shareholders:

Depositary Receipt Information
CUSIP:	44842L103	(DTC Eligible)	ADS ISIN:	US44842L1035
Country of Incorporation:	Cayman Islands
Meeting Details:	Extraordinary General Meeting on Monday, March 31, 2025 at 3:00 p.m. Hong Kong time (8:00 a.m. London time) at 47th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
ADS Record Date:	January 15, 2025
Voting Deadline:	March 20, 2025 at 10:00 AM EST
Meeting Date:	March 31, 2025
Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website:
www.hutch-med.com
Ratio (ORD:ADS):	5 : 1

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American depositary share ("ADS") program of HUTCHMED (China) Limited (the "Company") has received notice from the Company of its Extraordinary General Meeting currently scheduled on the date set forth above. The Company has informed the Depositary that the Notice of Extraordinary General Meeting is available on the Company's website at www.hutch-med.com.

In accordance with the provisions of deposit agreement by and among the Company, the Depositary and the holders of ADSs from time to time dated March 16, 2016 (the "Deposit Agreement"), registered holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above ("Holders") will be entitled, subject to any applicable provision of law and the Memorandum and Articles of Association of the Company and the provisions of or governing the ordinary shares of the Company (the "Shares"), to instruct the Depositary as to the exercise of the voting rights pertaining to the whole number of shares represented by such Holder's ADS. A voting instruction form is enclosed for that purpose.

Upon the timely receipt from a Holder of a properly completed voting instruction form on or before the voting deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association of the Company and the provisions of or governing the Shares, to vote or cause the custodian under the Deposit Agreement to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (866) 249 2593

adr@equiniti.com

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